Suite 1120, Cathedral Place,
925 West Georgia Street
Vancouver, British Columbia,
Canada V6C 3L2
Tel: (604) 687-6600
Toll Free: 1-888-411-GOLD
Fax: (604) 687-3932
Email: info@aurizon.com
www.aurizon.com
Toronto Stock Exchange Ticker Symbol ARZ NYSE MKT Ticker Symbol AZK U.S. Registration (File 001-31893) News Release Issue No. 24 - 2013

May 3, 2013
FOR IMMEDIATE RELEASE

AURIZON REPORTS STATUS UPDATE ON MINOR DISCHARGE AT TAILINGS FACILITY AT CASA BERARDI MINE

Vancouver, British Columbia, May 3, 2013 – Aurizon Mines Ltd. (TSX:ARZ)(NYSE MKT:AZK) (“Aurizon” or the “Company”) notes the fall in its share price this morning. The Company is not aware of any further occurrence or development which justifies this share price movement.

With respect to the breach of the internal tailings dyke reported yesterday, the majority of the material was contained inside the tailings pond containment area and no further discharges into the environment have occurred. The environmental authorities are no longer on site. The manual clean up of the minor discharge is underway, being handled by rakes and shovels, and is expected to be completed today.

Operations were not interrupted.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions. Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE MKT under the symbol "AZK". Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

FOR MORE INFORMATION CONTACT:

Aurizon Mines Ltd.

George Paspalas, President & CEO – 604-687-6600

Martin Bergeron Vice President Operations – 819-874-4511 or 819-339-5621

Investor Relations: jennifer.north@aurizon.com

Telephone: 604-687-6600 Fax: 604-687-3932

Toll Free: 1-888-411-GOLD (4653)
Email: info@aurizon.com Website: www.aurizon.com

Media: Longview CommunicationsTrevor Zeck (604) 375-5941 or Nick Anstett (416) 649-8008